WILLIAMS SECURITIES LAW FIRM, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
e-mail:  Michael@GoPublicDirect.com

July 30, 2012

Ms. Stacie Gorman
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re: Winchester Holding Group
       Registration Statement on Form S-1
       Filed on May 7, 2012
       File No. 333-181216

Dear Ms. Gorman:

We have filed on EDGAR the above Amendment No. 1 and the related response table which is attached to this letter.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.

Comment Number	Explanation
1 .	We are not including any such material in the prospectus.
2 .	We have updated the financials as requested.
3 .
We have eliminated the Wood Street property as obtaining an audit of the property was determined to be impractical.  We did not become aware of this until we started to make preparations for the audit in response to this comment.

As to the Normal street property, the seller is not a related party.  Further, as the seller has not yet obtained the required mortgagee consent, the acquisition of the property is not certain and thus we understand an audit is not required at this time.  Our disclosure is revised as follows:
9247 NormaNormal Avenue, Chicago, Illinois 60620.

•      Description:   5 Bedroom, 2 Bathroom, Living room, Dining room, Kitchen, Full  finished basement.
•      Status: Section 8 Tenant paying $1600 per month.
•      Anticipated Mortgage: $45,000.00 @ 10% interest per annum payable over 30 years, payment per month principal & interest is $394.91
•      Owner: Moe Options Inc Profit Sharing Plan & Trust, which is an affiliate of one of our shareholders who is not an affiliate of us due to his small share ownership percentage and lack of other factors meeting the definition of affiliate
•      Anticipated Purchase Price:  $45,000
•      Current Mortgage Debt: $45,000
•      Anticipated Contract Contingencies:  Agreement to transfer by Mortgagee; tThe Seller closing on the purchase and then securing audit from PCAOB member firm.  The Seller has requested an agreement from the Mortgagee but has not yet secured a formal response.

4 .	Phone number added.
5 .
Scrivener error corrected, as follows:

You will not be able to approve future real estate transactions.

Our management will have complete discretion in making investments on our behalf in a range of real estate, which may include all types of properties. Consequently, prospective investors will not be able to evaluate for themselves the merits of the specific properties that may be acquired in the future and may not like the properties acquired. You will not be entitled to a return of your investment if you do not like the properties purchased. Our investment decisions are not made through reliance on sophisticated mathematical models or arbitrage programs.   Instead, you are relying on the judgment of our management alone to locate suitable properties which meet our investment criteria.  It is anticipated that all properties acquired will be in the Chicago IL area.

The real estate market is cyclical, and is experiencing a downturn which could increase your risk of loss of your investment.

Investment in real estate involves a high degree of business and financial risk, which can result in substantial losses and accordingly should be considered speculative. The market for property in the Chicago area specifically and the United States in general tends to be cyclical, with periods in which the prices of properties rise and fall. Prices are now falling and have for a significant period of time, which may reduce any return generated upon the sale of our property.

6 .
We have added the following disclosure in response to this comment:

We anticipate that we will focus initially on acquiring similar properties in the Chicago IL that qualify for the Section 8 HCV Program, our ability to do so will depend upon our ability to secure additional equity financing and, if necessary or appropriate, mortgage financing on these properties.  We will not acquire any property unless we believe the property will generate sufficient cash flow to cover all operating costs, including mortgage payments. We believe that by becoming a public company, our ability to raise equity financing in future offerings of our common stock will be facilitated and we intend to undertake such an offering after we secure a qualification for quotation of our securities on the OTCBB or OTCQB.

We do not need to secure any additional funds to close our anticipated acquisition in the next 12 months.  We will incur costs irrespective of our business development activities, including bank service fees and those costs associated with SEC requirements associated with going and staying public, estimated to be approximately $60,000 in connection with this registration statement and thereafter approximately $75,000 annually. However in order to become profitable we may still need to secure additional debt or equity funding. We hope to be able to raise additional funds from an offering of our stock in the future. However, this offering may not occur, or if it occurs, may not raise the required funding. We do not have any plans or specific agreements for new sources of funding, except for the anticipated loans from management as described below and our potential future offering of common stock as described above.

7 .	We have revised this address to read “Normal.”
8 .
It is not within the definition of affiliate, as now disclosed:

Owner: Moe Options Inc Profit Sharing Plan & Trust, which is an affiliate of one of our shareholders who is not an affiliate of us due to his small share ownership percentage and lack of other factors meeting the definition of affiliate

9 .	We have now disclosed this as follows: As of June 30, 2012, Mr. O’Connor has provided $21,947 under the Funding Agreement.
10 .
Risk factor added:

A conflict of interest may exist for our President Thomas O’Connor due to his position on both sides of the Funding Agreement allowing him to be able to revise the Funding Agreement, as well as conflicts associated with establishing his compensation and the management company’s compensation as well as with purchasing properties from management or its affiliates.

Because Mr. O’Connor controls us, he effectively sits on both sides of the Funding Agreement and, therefore, has the power to modify this arrangement. Modification might reduce and/or eliminate funds received under the Funding Agreement.  However,  because Mr. O’Connor has a fiduciary duty to us and our shareholders, he has indicated that he will assure strict adherence to  the provisions  of the  Agreement and will provide all funding as needed without unilaterally modifying the Funding Agreement.  Additional conflicts arise because of Mr. O’Connor’s ability to establish his compensation and the management company’s compensation.  However because Mr. O’Connor has a fiduciary duty to us and our shareholders, he has indicated that he will assure strict adherence to we will not start paying him until we have sufficient positive cash flow to pay all of our operating expenses prior to paying this salary and that no salary or any other compensation to Mr. O’Connor is being accrued.  Similarly, because Mr. O’Connor has a fiduciary duty to us and our shareholders, he has indicated that he will assure strict adherence to  his oral agreement that initially the management company will not charge for this service and that only if we have sufficient positive cash flow in the future, Kingdom Management Company may be paid for these services based upon a comparable amount charged by unaffiliated companies providing the same services in the Chicago IL area.  Finally, because Mr. O’Connor has a fiduciary duty to us and our shareholders, he has indicated that he will assure strict adherence to  his oral agreement that the purchase price will be based upon assumption of the existing mortgages, as in our current planned acquisitions.

11 .
Risk Factor added:

Because we may acquire properties based on assuming an existing mortgage, we are subject to an increased risk of loss because the mortgage may exceed the current value of the property either at the time of acquisition or thereafter if the property declines in value, which could increase the risk of loss of your investment.

We may acquire properties based on assuming an existing mortgage and are therefore subject to an increased risk of loss because the mortgage may exceed the current value of the property either at the time of acquisition or thereafter if the property declines in value.  Recent developments in the housing market have shown that this risk can occur.  If it were to occur with respect to properties we acquire, you are subject to increased risk of loss on your investment.

12 .
Risk Factor added:

If we are successful in our plan to raise additional funds from an equity financing, current shareholders may experience dilution, or may have other rights subordinated if the equity securities are preferred stock, from any such equity financing.

If we obtain additional funds by selling any of our equity securities in the future, as is our current plan, the percentage ownership of our stockholders will be reduced, stockholders may experience additional dilution, or if we issue any of our authorized preferred stock, the equity securities may have rights preferences or privileges senior to the common stock.

13 .
Risk Factor added:

There is substantial doubt about our ability to continue as a going concern as a result of our lack of revenues and if we are unable to generate significant revenue or secure financing we may be required to cease or curtail our operations.

We are a development stage company.  We have generated no revenues to date.  At June 30, 2012, our accumulated deficit is $41,090.  Our independent registered public accounting firm has raised substantial doubt as to our ability to continue as a going concern.  We will need to secure additional funding funds to implement our business plan in the next 12 months, which funds will be used for real estate acquisition.  We hope to be able to raise additional funds from an offering of our stock in the future.  However, this offering may not occur, or if it occurs, may not raise the required funding.  We also may need or obtain debt financing.  We do not have any plans or specific agreements for these sources of funding.

14 .
Risk Factor clarified:

If we acquire all or a substantial portion of our properties as Section 8 HCV eligible properties, our revenues could be reduced if the program is not sufficiently funded, altered or eliminated.

We currently do not own or operate any properties. In the future all or a substantial portion of our properties may be Section 8 HCV eligible properties.  The Voucher Program allows eligible families to select housing in the private rental market and receive assistance in that housing unit. Rental housing has met the basic housing quality standards, but there is no fair market rent limitation on rent. Under this tenant-based assistance program, now known as the Housing Choice Voucher (HCV) program, an assisted family is required to pay at least 30 percent of adjusted income for rent and the remainder is paid by the Program.  Our revenues could be reduced if the Program is not sufficiently funded, altered or eliminated.

15 .
Footnotes [1] and [2] added to the table, as follows:

[1]  None of the selling shareholders is affiliated with us or our sole officer and director.

[2]  Except for these shareholders who are husband and wife, no relationship exists between or among shareholders.

16 .	See response to comment 15 above.
17 .
We have added the following disclosure:

We relied upon Section 4(2) of the Securities Act of 1933, as well as Rule 506 of Regulation D promulgated thereunder, in connection with the foregoing offers and sales.

We believed that Section 4(2) of the Securities Act of 1933, as well as Rule 506 of Regulation D promulgated thereunder,  was available because:

In that connection, we note that Regulation D is not an exclusive exemption from registration and does not preclude reliance on the statutory exemption in Section 4(2) of the Securities Act of 1933.

18 .	We have removed this information which was included in error.